Exhibit 99.25

NEW PROPOSED FEDERAL TAX PLAN FOR CANNABIS UNDERSCORES NEED FOR LOW COST PRODUCERS

LEAMINGTON, ONTARIO — (October 5, 2017) — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) provided the following statement today regarding the federal government’s announcement on Tuesday, October 3, 2017, relating to the proposed $1.00 per gram excise tax on legal cannabis in Canada.

Vic Neufeld, CEO of Aphria, said: “Aphria is supportive of the proposed taxation plan. While preliminary, we believe it is fair, equitable and takes direct aim at the black market for cannabis. Any federal and provincial regulation of recreational cannabis needs to eliminate the black market; to do so sustainably, cannabis suppliers — licensed producers — will need to have the right cost structure in place. With the proposed excise tax of 10%, it’s abundantly clear that keeping costs low will be a critical factor for the entire supply chain.”

“Assuming a price for dried cannabis at the point of sale of $10.00 per gram including HST, the proposed excise tax of $1 per gram, plus margins of 30% to 40% required by retailers, the revenue to licensed producers will be $4.50 to $5.50 per gram.”

“Accordingly, it is clear that licensed producers with a cost per gram between $3.00 and $5.00 will experience difficulty in providing a sustainable profit margin. We believe this factor alone will have a significant and potentially disruptive impact on the cannabis industry in Canada.”

“Based on our stated financials as of May 31, 2017, Aphria’s cash cost per gram is $0.791, one of the lowest among Canadian licensed producers. We have long recognized the importance of establishing and maintaining a low-cost structure, anticipating the recreational pricing and taxation model that is being discussed today. Aphria has demonstrated since its inception our ability to grow to scale at a low-cost.”

“Should infused products become available through the recreational retail channel, pricing and in turn margins will increase. Aphria has various product innovation projects well underway to be one of the first to market once legislated.”

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders. We are the first public licensed producer to report positive cash flow from operations and the first to report positive earnings in consecutive quarters.

We Have a Good Thing Growing.

For more information, visit www.Aphria.com.

For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

Mr. Vic Neufeld

Chief Executive Officer

Aphria Inc.

1-844-427-4742

Notes

1)             As noted in the Company’s fourth quarter and year end disclosure, the stated cost of $0.79/gram is Aphria’s cash cost to produce dried cannabis / gram using “competitors’ definition” of cash costs. While the Company believes strongly in its historical definition of cash costs to produce dried cannabis per gram, certain of its publicly traded competitors are disclosing a similarly titled metric but for which they are using a different definition of cash costs. The primary differences between Aphria’s historical definition and certain competitors’ definition is that Aphria’s definition includes the costs related to indirect labour expenses and quality control costs. Aphria believes that both of these expenses should be included in any cash cost calculation. However, for the sole purpose of presenting a figure which is comparable to this other definition, we re-calculated our cash costs to produce dried cannabis per gram by deducting so-called post production costs from our cash cost to produce dried cannabis and divided that sum by gram equivalents sold in the quarter. Using this definition of cash costs to produce dried cannabis, Aphria’s fourth quarter figure is $0.79 per gram.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”,”believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of marijuana and the timing related thereto, any commentary related to excise taxes that may apply to adult use of recreational cannabis, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.